■ EXHIBIT 99.1
Capital Investment to Domestic Affiliates
1.   Company Name : SNNC .Ltd (domestic affiliate of POSCO)
2.   Investments
–  Date of investment : Sep 4, 2006
–   Object of investment : acquiring equities
–   Amount of capital investment : 17,640,000,000 Won.
    (accumulated amount: 19,110,000,000 Won)
3.   Others
–   SNNC has been included in POSCO Group since July 1, 2006.